EXHIBIT 99.3

Sangoma Announces First Quarter Fiscal 2023 Results

Sales grow 24% year-over-year and Services Revenue Exceeds 75% of Total Sales for the First Time

MARKHAM, Ontario, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its first quarter financial results and unaudited consolidated financial statements for the fiscal quarter ended September 30, 2022.

Revenue for the first quarter of fiscal 2023 was $64.05 million, an increase from the prior year of 24%.

US $m	Q1 FY2023	Q1 FY2022	Change	Q4 FY2022	Change
Sales	$64.05	$51.50	24%	$66.29	(3%)
Gross profit	$43.34	$36.87	18%	$44.47	(3%)
Operating expense	$44.41	$37.73	18%	$45.71	(3%)
Adjusted operating income[1] (loss)	($1.07)	($0.86)		($1.24)
Net income (loss)	($1.98)	($2.30)		($99.25)
Net earnings/(loss) per share[2] (fully diluted)	($0.060)	($0.073)		($2.987)
Adjusted EBITDA[1]	$10.74	$10.09	6%	$11.13	(4%)

“I’m pleased with another solid quarter on both the top and bottom line, especially given the seasonality of our first quarter, which covers the historically slower summer months,” said Bill Wignall, President and CEO. “It is very encouraging to see our Services revenue hit 75% of total sales for the first time, up from 71% in our fiscal year 2022 and 62% in fiscal 2021. This once again demonstrates our successful transition to recurring SaaS revenue streams, and is consistent with our expectation for this fiscal year. While we are focused on executing our plan and the team is confident we will see a successful fiscal 2023, we also remain very aware of the economic headwinds across the globe these days. Sangoma has a resilient business and given the inherent flexibility in our business model, we will be vigilant in protecting our profitability.”

Revenue for the fiscal first quarter was $64.05 million, up from $51.50 million in the first quarter last year by 24%, and down by approximately 3% from the immediately preceding fourth quarter of fiscal 2022, due to typical seasonality effects, the impact of a strong US dollar exchange rate on some international order flow, and some modest softness in Product sales as customers become more sensitive to Capex purchases given current economic headwinds. Services revenue exceeded 75% of total sales for the first time this quarter.

Gross profit for the quarter was $43.34 million, up from $36.87 million in the same period last year by about 18%. Gross margin at 68% of revenue for the quarter was slightly above the gross margin in the fourth quarter of fiscal 2022, and around the level the Company anticipates for fiscal 2023.

Operating expenses were $44.41 million for the quarter compared $37.73 million in the first quarter of fiscal year 2022. The year over year increases reflect the addition of the NetFortris team, the associated spending, and the non-cash intangible asset amortization arising from the acquisition. Our operating expenses have decreased by $1.30 million sequentially versus the most recent fourth quarter, reflecting the cost savings and integration synergies we have previously identified.

Adjusted EBITDA1 was $10.74 million in the first fiscal quarter of 2023, compared to $10.09 million for the same period of the prior year, and was approximately 17% of sales, the same ratio as existed in the most recently completed quarter

Net loss for the first quarter was $1.98 million as compared to $2.30 million for the first quarter of fiscal 2022.

Sangoma continues to maintain a healthy balance sheet, finishing the quarter with a cash balance of $8.29 million on September 30, 2022, generates positive Adjusted Cash Flow1, and remains comfortably within its debt covenants.

Outlook for fiscal year 2023
The Company is maintaining its outlook for the fiscal 2023 year. We expect to generate revenue of between $275 and $285 million, and Adjusted EBITDA to be in a range of $48 to $52 million.

The above outlook and guidance constitute forward-looking information and are based on the Company’s assessment of many material assumptions, including:

  The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
  The revenue trends the Company experienced in fiscal year 2022 and the trends we expect going forward in fiscal 2023, are not negatively impacted by growing economic headwinds globally
  The continuing recovery of the global economy from the impact of COVID-19, including decreased government restrictions and increased customer demand, all of which would not be materially negatively affected by more recent macro factors such as inflation, interest rates, or recessions
  The successful integration of NetFortris, the achievement of post-closing synergies, and the ability to cross-sell NetFortris and Sangoma’s products and services to the other’s customer base
  The NetFortris business continuing to operate and generate results in a manner consistent with its business preceding its acquisition by the Company and as anticipated by us
  There being continuing growth in the global UCaaS and cloud communications markets more generally
  There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
  Changes in global exchange rates do not disrupt demand for the Company’s Products and Services
  The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
  The Company’s forecasted revenue from its internal sales teams and via channel partners will meet expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labour or shipping costs
  There are no additional revenue reclassifications
  The Company is able to remediate the material weaknesses identified in its internal control over financial reporting
  That the Company is able to attract and keep the employees needed to maintain the current momentum
  The continued ability for the Company’s operational employees to work at the Company’s internal and outsourced facilities
  Other employees being able to work from home as required without any material impact on productivity

Conference call
Sangoma will host a conference call on Friday, November 11, 2022, at 8:00 am EST to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 before the scheduled start time and ask to join the Sangoma call.

1 Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow are non-IFRS financial measures used by the Company to monitor its performance and definitions of these terms along with reconciliation to the closest IFRS measure may be found in the accompanying MD&A on pages 3, 13, 17 and 18 posted today at www.sedar.com and www.sec.gov.

About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (MSP) solutions for businesses of all sizes, including Managed Security, Managed SD-WAN and Managed Access. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the expected fiscal 2023 financial results and the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, , changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) of economic recession, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com